SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)*

                     National Patent Development Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   3763951098
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Harvey P. Eisen
                          c/o Bedford Oak Advisors, LLC
                              100 South Bedford Rd.
                               Mt. Kisco, NY 10549
                                 (914) 242-5701
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                           Joseph P. Cunningham, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 October 1, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 3763951098                                  Page 2 of 11 Pages
-------------------------------                       --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bedford Oak Partners, L.P.          06-1504646
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING
INDIVIDUAL WITH       --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 3763951098                                  Page 3 of 11 Pages
-------------------------------                       --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bedford Oak Capital, L.P.          13-4136960
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,431,500
BY EACH REPORTING
INDIVIDUAL WITH       --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,431,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,431,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 3763951098                                  Page 4 of 11 Pages
-------------------------------                       --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bedford Oak Acorn, L.P.          35-2219698
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,000,000
BY EACH REPORTING
INDIVIDUAL WITH       --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 3763951098                                  Page 5 of 11 Pages
-------------------------------                       --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bedford Oak Advisors, LLC        13-4007124
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,431,500
BY EACH REPORTING
INDIVIDUAL WITH       --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,431,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,431,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------                       --------------------------
CUSIP No. 3763951098                                  Page 6 of 11 Pages
-------------------------------                       --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Harvey P. Eisen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                7,853
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,431,500
BY EACH REPORTING
INDIVIDUAL WITH       --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                7,853
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,431,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,439,353
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

Item 1.   Security and Issuer.

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends and supplements the Schedule 13D filed on August 28, 2007 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D") in connection with two cross trades involving the Company Common Stock. This Amendment No. 1 relates to the common stock, par value $0.01 per share (the "Common Stock"), of National Patent Development Corporation (the "Company"). The address of the principal executive offices of the Company is 777 Westchester Avenue, 4th Floor, White Plains New York 10604.

     Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) This Schedule 13D is being filed jointly by (i) Bedford Oak Partners, L.P., a Delaware limited partnership (the "Partnership"); (ii) Bedford Oak Capital, L.P., a Delaware limited partnership ("Capital"); (iii) Bedford Oak Acorn, L.P., a Delaware limited partnership ("Acorn"); (iv) Bedford Oak Advisors, LLC, a Delaware limited liability company (the "Advisor"); and (v) Mr. Harvey P. Eisen (collectively the "Reporting Persons"). This Schedule 13D reports the direct beneficial ownership of Common Stock held by Capital and Acorn and Mr. Eisen. The investment manager of both Capital and Acorn is the Advisor. The managing member of the Advisor is Mr. Eisen, who is responsible for all investment decisions made by the Advisor.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 100 South Bedford Road, Mt. Kisco, New York 10549.

     (c) The principal business of both Capital and Acorn is investment in securities. The principal business of the Advisor and Mr. Eisen is investment management, including the management of Capital and Acorn.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Eisen is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     On November 24, 2004 the Partnership was issued 2,431,500 shares of Company Common Stock pursuant to a spin-off from GP Strategies Corporation at a rate of one share of the Company Common Stock for every one share of GP Strategies Corporation stock held by the Partnership as of November 18, 2004.

     On November 24, 2004 Mr. Eisen was issued 1,499 shares of Company Common in connection with the spin-off from GP Strategies Corporation. In addition, Mr. Eisen has been issued a total of 6,354 shares of Common Stock from the Company in consideration of his services as a director of the Company.

     On October 1, 2007 Capital purchased 1,431,500 shares of the Company Common Stock from the Partnership with $3,263,820 of its investment capital. On October 1, 2007 Acorn purchased 1,000,000 shares of the Company Common Stock from the Partnership with $2,280,000 of its investment capital.


Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

     The purpose of the acquisition of shares of Common Stock by the Partnership was and continues to be for investment. On June 1, 2007, Mr. Eisen was appointed as Chief Executive Officer of the Company. Mr. Eisen also continues to serve as chairman of the Board of Directors of the Company. As Chief Executive Officer and as Chairman of the Company's Board of Directors, Mr. Eisen will be actively involved in the operations and management of the Company and will be involved in deliberations and decisions on various matters affecting the business and affairs of the Company, which could include, from time to time, matters set forth in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. If any such matter is presented to the Board of Directors, Mr. Eisen intends to act thereon in accordance with his judgment at the time.

     On March 1, 2007, Mr. Eisen was granted options to purchase an aggregate of 2,500,000 shares of Common Stock under the Company's 2003 Stock Incentive Plan (the "Plan"), 2,250,000 shares of which are subject to approval of an amendment to the Plan by the shareholders of the Company. The 250,000 options granted on March 1, 2007 and not subject to the approval of the stockholders will vest pursuant to the following schedule: one-third of the options will vest on March 1, 2008, one-third of the options will vest on March 1, 2009 and the remaining one-third of the options will vest on March 1, 2010. The remaining 2,250,000 options, if approved by the Company's stockholders, will be subject to the same vesting schedule.

     The purpose of the sale of the Company Common Stock by the Partnership and the acquisition of the Company Common Stock by both Acorn and Capital on October 1, 2007, is in connection with a rebalancing of portfolios amongst the investment vehicles managed by the Advisor.

     Other than as set forth above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

Items 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the date hereof, Capital directly beneficially owned 1,431,500 shares of Common Stock, constituting approximately 8.0% of the outstanding shares and Acorn directly beneficially owned 1,000,000 shares of Common Stock, constituting approximately 5.6% of the outstanding shares (based on 17,884,969 shares of Common Stock outstanding as of August 10, 2007, as disclosed by the Company in its quarterly report filed on Form 10-Q for the period ended June 30,
          2007). In its capacity as investment manager of both Capital and Acorn, such shares may be deemed to be indirectly beneficially owned by the Advisor and, in his capacity as managing member of the Advisor, by Mr. Eisen. Mr. Eisen directly owns an additional 7,853 shares of Common Stock, and thereby may be deemed to beneficially own an aggregate of 2,439,353 shares of Common Stock, or approximately 13.6% of the outstanding shares.

     (b) Capital and the Advisor share the power to direct the vote and the disposition of 1,431,500 shares of Common Stock owned by Capital pursuant to an investment advisory agreement. Acorn and the Advisor share the power to direct the vote and the disposition of 1,000,000 shares of Common Stock owned by Acorn pursuant to an investment advisory agreement. The Advisor (in its capacity as investment manager of both Capital and Acorn) and Mr. Eisen (as managing member of the Advisor) share the power to direct the vote and the disposition of the 2,431,500 shares of Common Stock owned by Capital and Acorn. Mr. Eisen has the sole power to direct the vote and the disposition of the 7,853 shares of Common Stock held directly by him.

     (c) Other than as described in Item 3 and Item 4 above, none of the Reporting Persons have completed any transactions in the Common Stock of the Company during the last sixty days.

     (d) No person other than the Adviser or Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Capital and Acorn. No person other than Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by him.

     (e)  Not applicable.

     By virtue of the relationships among the Reporting Persons, as described in
Item 2, the Reporting Persons and the funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On March 1, 2007, Mr. Eisen was granted options to purchase an aggregate of 2,500,000 shares of Common Stock under the Plan, 2,250,000 shares of which are subject to approval of an amendment to the Plan by the shareholders of the Company. The 250,000 options granted on March 1, 2007 and not subject to the approval of the stockholders will vest pursuant to the following schedule: one-third of the options will vest on March 1, 2008, one-third of the options will vest on March 1, 2009 and the remaining one-third of the options will vest on March 1, 2010. The remaining 2,250,000 options, if approved by the Company's stockholders, will be subject to the same vesting schedule.

Item 7.   Material to be Filed as Exhibits.

          1. Joint Filing Agreement, dated October 3, 2007, by and among Bedford Oak Partners, L.P., Bedford Oak Acorn, L.P., Bedford Oak Capital, L.P., Bedford Oak Advisors, LLC and Harvey P. Eisen.

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 3, 2007

                                        BEDFORD OAK PARTNERS, L.P.

                                        By: Bedford Oak Management, LLC


                                        By:  /s/ Harvey P. Eisen
                                             -----------------------------------
                                             Name:  Harvey P. Eisen
                                             Title: Managing Member


                                        BEDFORD OAK CAPITAL, L.P.

                                        By: Bedford Oak Management, LLC

                                        By:  /s/ Harvey P. Eisen
                                             -----------------------------------
                                             Name:  Harvey P. Eisen
                                             Title: Managing Member


                                        BEDFORD OAK ACORN, L.P.

                                        By: Bedford Oak Management, LLC

                                        By:  /s/ Harvey P. Eisen
                                             -----------------------------------
                                             Name:  Harvey P. Eisen
                                             Title: Managing Member


                                        BEDFORD OAK ADVISORS, LLC


                                        By: Bedford Oak Management, LLC

                                        By:  /s/ Harvey P. Eisen
                                             -----------------------------------
                                             Name:  Harvey P. Eisen
                                             Title: Managing Member


               Signature page to Schedule 13D with respect to NPDV

                                        HARVEY P. EISEN


                                        By:  /s/ Harvey P. Eisen
                                             -----------------------------------
                                             Harvey P. Eisen


               Signature page to Schedule 13D with respect to NPDV